Capital One Auto Receivables, LLC

140 E. Shore Drive

Room 1052-D

Glen Allen, Virginia 23059

July 3, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Robert Errett, Special Counsel

Kayla Florio, Attorney-Advisor

Re:	Registrant Request for Acceleration - Withdrawal,

Capital One Auto Receivables, LLC

Registration Statement on Form S-3 (No. 333-194764)

Ms. Bancroft:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Capital One Auto Receivables, LLC (the “Company”) submitted an acceleration request (“Acceleration Request”) on June 23, 2014 for acceleration of the effectiveness of the above-referenced Registration Statement. The Company hereby withdraws such Acceleration Request.

Sincerely,

CAPITAL ONE AUTO RECEIVABLES, LLC

By:	/s/ Daniel H. Rosen
Name:	Daniel H. Rosen
Title:	Treasurer (Principal Financial Officer) & Manager